UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42016

Neo-Concept International Group Holdings Ltd

(Registrant’s Name)

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure of Directors or Certain Officers; Appointment of Certain Officers.

Effective July 8, 2026, Mr. Patrick Kwok Fai Lau (“Mr. Lau”) resigned as Chief Financial Officer of Neo-Concept International Group Holdings Ltd (the “Company”). The resignation of Mr. Lau was not a result of any disagreement with the Company on any matter related to the operations, policies of practices of the Company.

The Company has appointed Mr. Pang Peter Chun Ming (“Mr. Pang”) as Chief Financial Officer of the Company, effective from July 8, 2026.

Mr. Pang Peter Chun Ming has over 25 years of experience in compliance, accounting and finance. He is a certificated public accountant of the California Board of Accountancy of the United States (CPA) and a chartered financial analyst (CFA) charter holder. Since April 2011, Mr. Pang has served as Chief Financial Officer and Company Secretary of several private and public companies, including a role as chief financial officer and joint company secretary of Pa Shun Pharmaceutical International Holdings Limited (currently known as Pa Shun International Holdings Limited) (574.HK) from January 2015 to July 2018, where he was responsible for financial reporting, investor relationship and listing matters. Prior to April 2011, Mr. Pang gained his solid professionalism from serving managerial positions at Deutsche Bank AG, Hong Kong, BOCI Asia Limited (Hong Kong) and Ernst & Young, where he provided corporate and advisory services to a number of pre-IPO and listed companies from various industries. Mr. Pang obtained his Bachelor of Arts major degree in economics from the University of California at Berkeley and a Master of Accounting degree from the University of Southern California.

Mr. Pang has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Pang had, or will have, a direct material interest.

The contents of this Report on Form 6-K are hereby incorporated by reference into the registration statement on Form S-8 (Registration No. 333-296803) of the Company, filed with the U.S. Securities and Exchange Commission on June 16, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2026	Neo-Concept International Group Holdings Ltd

	By:	/s/ Eva Yuk Yin Siu
Eva Yuk Yin Siu
Chief Executive Officer, Chairlady of the Board and Director

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